DELTA MUTUAL, INC.
14362 North Frank Lloyd Wright Blvd., Suite 1103
Scottsdale, AZ 85260

December 27, 2010

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Delta Mutual, Inc.
SEC Comment Letter dated December 21, 2010
Form 10-K/A for the year ended December 31, 2009
Filed July 21, 2010
Forms 10-Q for the fiscal quarter ended September 30, 2010
File No. 000-30563

Dear Sir/Madam:

Delta Mutual, Inc. (the “Company”) received by facsimile your comment letter dated December 21, 2010 (“Comment Letter”), on the captioned filings under the Securities Exchange Act of 1934, as amended.

The Company’s is requesting a 30-day extension of the response time for the Comment Letter, and our basis for this request is as follows:

The Company is in the process of collection of information and preparing the response to the Comment Letter.  In connection with the response, the Company has asked for various information and documentation from the Company’s foreign subsidiary and firms they engage for accounting services in connection with the financial reporting process.  The foreign subsidiary and its accounting consultants are in the process of responding to this information.

However, due to the nature of the holidays in the U.S. and South America, the Company’s offices and the offices of its accounting firms are closed at various times through Christmas and New Years which, in the case of the South America accounting firms and consultants, extends through January 6-7, 2011.

Due to these holidays and vacations, the Company is requesting an extension to reply to the Comment Letter until January 31, 2011.  The Company believes that, with the extended time, all comments will be fully answered.

Sincerely,

/s/ Daniel Peralta

Daniel Peralta
Chief Executive Officer
Delta Mutual, Inc.